Filed pursuant to Rule 433

Registration Statement No. 333-284683

Relating to Preliminary Prospectus Supplement dated April 15, 2025

Republic of Colombia

Preliminary Term Sheet

U.S.$ 1,900,000,000 8.500% Global Bonds due 2035*

Issuer:	Republic of Colombia (“Republic”)

Transaction:	8.500% Global Bonds due 2035 (the “2035 Global Bonds”)

Expected Issue Ratings**:	Baa2 (negative) / BB+ (negative) / BB+ (negative) (Moody’s / S&P / Fitch)

Format:	SEC-Registered

Principal Amount:	U.S.$ 1,900,000,000

Pricing Date:	April 15, 2025

Settlement Date:	Friday, April 25, 2025 (T+7)

Maturity Date:	April 25, 2035

Interest Payment Dates:	April 25 and October 25 of each year, commencing on October 25, 2025, to the holders of record on April 10 and October 10 preceding each payment date

Benchmark Treasury:	4.625% UST due February 15, 2035

Benchmark Treasury Price and Yield:	102-08+ and 4.339%

Spread to Benchmark Treasury:	+441.1 bps

Yield to Maturity:	8.750%

Coupon:	8.500%

Price to Public:	98.356%, not including accrued interest

Gross Proceeds (before underwriting discount and expenses) to Issuer***:	U.S.$ 1,868,764,000

Day Count:	30/360

Denominations:	U.S.$200,000 and increments of U.S.$1,000 in excess thereof

Optional Redemption:

Prior to January 25, 2035 (three months prior to the Maturity Date) (the “Par Call Date”), the Republic may redeem the 2035 Global Bonds at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2035 Global Bonds matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the 2035 Global Bonds to be redeemed,

plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

On or after the Par Call Date, the Republic may redeem the 2035 Global Bonds, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2035 Global Bonds being redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

“Treasury Rate” means, with respect to any redemption date, the yield determined by the Republic as described under “Description of the Bonds—Optional Redemption” in the preliminary prospectus supplement.

Listing and Trading:	Application will be made to list the 2035 Global Bonds on the official list of the Luxembourg Stock Exchange and to trade on the Euro MTF Market. Application will also be made to the London Stock Exchange plc for the Bonds to be admitted to trading on the London Stock Exchange plc’s ISM.

Joint Book-Running Managers:	BNP Paribas Securities Corp. Goldman Sachs & Co. LLC Scotia Capital (USA) Inc.

Preliminary Prospectus Supplement:	https://www.sec.gov/Archives/edgar/data/917142/000119312525080783/d836622d424b3.htm

Clearing:	DTC and its participants, including the depositaries for Euroclear Bank S.A./N.V. as operator of the Euroclear System plc, and Clearstream Banking, société anonyme

CUSIP/ISIN:	195325 ES0/ US195325ES00

*

Note: The aggregate principal amount of 2035 Global Bonds includes an amount intended to fund the purchase of outstanding Reinvestment Tenders and Simple Tenders (as such terms are defined in the Offer to Purchase, dated April 15, 2025, of the Republic) in the concurrent tender offer pursuant to the Offer to Purchase, based on final acceptances in the tender offer. The Republic will announce the amount of Reinvestment Tenders and Simple Tenders that it is accepting on April 16, 2025, or as soon as possible thereafter.

**	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction, revision or withdrawal at any time.
***	Note: The gross proceeds amount may be adjusted in proportion to the adjustment, if any, to be made to the aggregate amount of 2035 Global Bonds.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Web site of the Securities and Exchange Commission at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. toll-free at +1 (800) 854-5674, Goldman Sachs & Co. LLC toll-free at +1 866-471-2526 or Scotia Capital (USA) Inc. toll-free at +1 (800) 372-3930.

No EEA or UK PRIIPs KID – No EEA or UK PRIIPs key information document (KID) has been prepared as the 2035 Global Bonds are not available to retail investors in the EEA or the UK. See “Prohibition of Sales to EEA Retail Investors” and “Prohibition of Sales to UK Retail Investors” in the preliminary prospectus supplement.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.